TD Bank Group 66 Wellington Street West TD Tower, 15th Floor Toronto ON M5K 1A2	td.com

July 3, 2012

Suzanne Hayes
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Hayes:

Re:          The Toronto-Dominion Bank
Form 40-F for the Fiscal Year Ended October 31, 2011
Filed December 1, 2011
Forms 6-K
Filed May 24, 2012
File No. 1-14446

We received via email on June 27, 2012 your letter, which was dated June 7, 2012 regarding the above referenced filings (the “Letter”).  We appreciate your reviews and your comments in the Letter.  As Xihao Hu, Senior Vice President and Chief Accountant of the Toronto Dominion Bank (“TD”) discussed with your office on Friday, June 29, 2012, we are currently working on a response to your letter, and we confirm our intention to submit our response by July 20, 2012.  Please contact myself at (416) 308-8279 or Xihao at (416) 983-1671 if you require additional information.

Very truly yours,

/s/ Colleen Johnston
Colleen Johnston
Group Head Finance and Chief Financial Officer

cc:   Kevin Vaughn (United States Securities and Exchange Commission)
Lindsay McCord (United States Securities and Exchange Commission)
Laura Crotty (United States Securities and Exchange Commission)
Norie Campbell (Executive Vice President and General Counsel)

             Member of TD Bank Group